<Page >

                           SUMMARY REPORT

                               ON THE
                      NEW YORK CANYON PROPERTY
                                 OF
                      KLEINEBAR RESOURCES LTD.



                                FOR
                      RECON RUBBER CORPORATION












                                 By

                             W.C.Hanson

                12161-228 Street, Maple Ridge BC, V2X 6M2

                           June 12, 1999



<Page >

                          TABLE OF CONTENTS
INTRODUCTION									 1
PROPERTY DESCRIPTION, LOCATION & INFRASTRUCTURE		             2
CLIMATE AND PHYSIOGRAPHY						       4
HISTORY										 4
GEOLOGY 										10
REGIONAL GEOLOGY							            10
	PROPERTY GEOLOGY							      11
	STRUCTURE								      12
	ALTERATION								      12
	MINERALIZATION								13
MINERAL RESOURCE ESTIMATES					            16
EXPLORATION POTENTIAL							      17
CONCLUSIONS AND RECOMMENDATIONS					      18
REFERENCES									      19
AUTHOR"S CERTIFICATE							      20

                                2

<Page >

                         LIST OF TABLES

TABLE 1	Historic Gold, Silver and Copper Production
		Santa Fe mining district, Mineral County, Nevada	 6

TABLE 2	Summary of Surface Rock Sampling of the
            New York Canyon Area						15


                        LIST OF FIGURES


FIGURE 1	General Location Plan of the
            New York Canyon Property					3

FIGURE 1	General Site Plan
            New York Canyon Property					9


                                3

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INTRODUCTION:
-------------

In June, 1999, Mr. Stephen Barley requested a summary report on behalf of Recon Rubber Corporation (Recon) on Kleinebar Resources Ltd. (Kleinebar) "New York Canyon" properties, located in Mineral County, NV. USA. In
October, 1998, Kleinebar staked title to two blocks of unpatented mineral claims in the area. The first, is a contiguous block of 20 claims centered over what is locally known as the Long Shot Ridge and New York mineral occurrences, the other, is a contiguous block of 17 mineral claims centered over the Copper Queen mineral occurrence.
Historically, this district produced copper and silver from several small mines. Copper production was significant, reaching a peak during World War I. Modern exploration activity in the area commenced in 1964 when Banner Mining
Company ( later bought out by Amax Inc.) drilled the Copper
Queen deposit. Modern exploration activity in the area initially concentrated on the discovery of porphyry copper deposits.

In the mid 1980's, Coca Mines Ltd. (Coca) acquired the claims and conducted some limited exploration work, including surface rock, geochemical sampling, evaluating the area for its precious metal potential. Coca also completed a limited number of reverse circulation drill holes on the claims.

                                1

<Page >

This report is based on a review of the documentation, data and promotional materials available on the property, most of which is public domain.

PROPERTY DESCRIPTION, LOCATION & INFRASTRUCTURE:
------------------------------------------------

Kleinebar's "New York Canyon" properties are located in the southeastern portion of Mineral County, Nevada, thirty
(30) miles east of the county seat of Hawthorne. Figure 1 shows the location of, and access to the property.
Hawthorne has the necessary infrastructure to support exploration and mining activity in the area. The Southern
Pacific Railroad maintains a railhead at Thorne, approximately eight (8) miles north of Hawthorne. Access to the claims is via Highway 95, Hawthorne to Luning, a distance of 25 miles. From Luning, a seven (7) mile gravel county road provides access to the property.

The property falls within the Santa Fe mining district which was discovered in the late 1800's. Commercial production of silver and later copper was realized from the district in the late 1800's. The claims lie approximately five miles south-southeast of the Santa Fe Gold Mine, a former heap leach gold mining operation owned by Corona
Gold (later Homestake Mining Company).

                                2

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CLIMATE AND PHYSIOGRAPHY:
-------------------------

The climate is typically arid to semiarid, characteristic of the of the Great Basin area. Summers are hot and dry, with cool nights. Winters are usually mild with clear skies and occasional freezing temperatures, especially at higher elevations.

The topography is typical of the Great Basin area with alkali soda flats leading to the irregular alluvial canyons and linear to irregular mountain ranges. The area is at an elevation of 6,500 feet, which is approximately 2,000 feet above the floor of the soda flats.

Sagebrush and other desert shrubs dominate the flat lands and canyons. As the elevation increases in the mountain ranges, the vegetation gradually changes with the emergence of juniper and pinion pine forests.

HISTORY:
--------

The Santa Fe Silver Mine, established this mining district on it's discovery in 1879. This discovery led to silver production from a number of other silver, silver-lead and silver-copper deposits in the district. The discovery of significant copper deposits, identified around 1893, saw mining activity focus on the large copper deposits in the area. These deposits, mined via short tunnels and open cuts, superceded the small silver mining operations scattered throughout the area.

                                3

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Copper production from the district exceeded 4,454 tons
during the period 1906 through 1935. Table 1 is a summary of the copper production for the Santa Fe mining district for the period 1906 through 1935. The table also included state statistics on gold and silver for the same period.

As shown in Table 1, there was significant silver production from the district during this period, especially during the war years when copper production reached it's zenith. It is believed that the silver was a byproduct of copper production in the area. During World War I, a total of five (5) mines were active in the immediate vicinity of the Kleinebar claim blocks. The New York, Turk, Vacation,
Boston Electric and Wall Street copper deposits all saw commercial production during this period. The average grade of copper during this period was as high as 8%, a grade that was maintained by hand cobbing and sorting of the ore.

Modern exploration of the area began in 1964 when Banner
Mining Company (Banner) drilled the Copper Queen and
Champion mineral occurrences. In the 1970's, Amax Inc
(Amax), and later Conoco Inc. (Conoco) both conducted significant exploration programs, which included the completion of 24 holes, totaling 20,226 feet. This included a total of 15 holes which were drilled to test the Long
Shot Ridge occurrence from which a mineral resource of 13.2 million tons grading 0.55% Cu was identified by Conoco.

                                4

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In 1981, after reviewing Conoco's drill results from the
Copper Queen area, Amax noted that the samples from one hole showed gold grades increasing to 0.77 ppm at the bottom of the hole. This prompted Amax to resample the coarse rejects from this hole to verify the gold analysis.
Amax concluded that this gold enrichment at depth was due to contamination. Nevertheless, Amax collected several surface rock chip samples from various locations on the property, evaluating the precious metal potential of the area.

Later (1983), a series of follow up surface rock chip samples were collected by Todilto Exploration and Development Corp. (Todilto) and Great Basin Exploration and
Mining (Great Basin). Both sampling regimes were directed at evaluating the precious metal potential of the area.
In the mid 80's, Coca Mines (Coca) carried out some limited exploration work in the district, searching for gold deposits with heap leach potential. In the late 80's most of the claims in the area were acquired by Princeton Mining
(Princeton). Princeton acquired the ground from Coca and also purchased the patented claims from Amax, but did no further work on the claims.

In 1991 - 92, the property, and all shares in the holding company Jaycor, were purchased by Kookaburra Gold Corp
(Kookaburra). At the same time, Kookaburra also purchased
Coca Mines' (later bought out by Hecla Mining) 15% net profit royalty. In 1992-93, Kookaburra drilled a total of 10 core (2,432 ft.) and 29 reverse circulation (5,327 ft.)
in fill holes drilled to verify Conoco's resource

                                5

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estimate for the Long Shot Ridge deposit, and determine it's suitability for Solvent Extraction - Electro Winning (SX-
EW) technology.

Kookaburra's infill drilling program confirmed Conoco's resource estimate with a slight increase in tonnage. As a result of Kookaburra's drilling, the mineral resource was increased to 16.1 million tons grading 0.55% Cu. Core
Engineering And Associates completed an independent review on the resources of the Long Shot Ridge deposit confirming
Kookaburra's results.

In 1993, Phelps Dodge (Phelps Dodge) optioned a portion of the property, also intent on evaluating the area for potential gold mineralization.

Poor copper prices in late 1993 and early 1994, prompted
Kookabura to place the property on hold while Kookaburra focused their attention elsewhere. The property has seen little additional work since 1993 and in September, 1998 nine square miles came open for staking due to a failure to pay the 1999 Maintenance Fees. Kleinebar staked the property at this time. Figure 2 is a general map of the area showing the location of Kleinebar's claims.

Kleinebar owns clear title to the two unpatented mineral claim groups as previously noted. The claims are in good standing at the time of this writing. Kleinebar has entered into an option agreement with Recon Rubber Corporation
(Recon) whereby Recon can earn a 51% interest in the properties providing the outlined conditions are met, including a limited geological mapping and sampling program proposed as the Phase I Work Program.

                                6

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GEOLOGY:
--------

REGIONAL GEOLOGY:
-----------------

The Santa Fe district is dominated by Triassic and Jurassic aged sedimentary rocks, Cretaceous aged granitic rocks and volcanic flows of Tretiary age. Quaternary alluvium and colluvium are common in the valleys and canyons of the area.

The district is underlain mainly by Mesozoic carbonate rocks which have been intruded by Cretaceous aged granitic plutons creating locally formed porphyry and skarn type copper deposits.

In a report titled " Report on the Geology and Ore Reserve
Estimate of the Long Shot Ridge Copper Oxide Deposit "
(Nebocat, 1992) the regional geology is described as follows:

The basal sequence, known as the Luning Formation is a thick series of bedded limestone and dolomites of Triassic age. The Gabbs Formation (late Triassic) conformably overlies the Luning and consists of three members of thinly bedded carbonaceous and fossiliferous limestones, calcareous and tuffaceous siltstones and argillaceous limestones.

The Sunrise Formation (Jurrasic) overlies the Gabbs and consists of five members, the lower three of which are found underlying the area. Dikes, sills and stocks of granodiorite, quartz monzonite, monzonite and rhyolite intrude the aforementioned formations.

                                7

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PROPERTY GEOLOGY:
-----------------

Locally, the area is dominated by interbedded garnet / diopside skarn which hosts the bulk of copper resources in the immediate area. Mineralization tends to be more abundant in the diopside skarn possibly due to its more brittle nature allowing for greater development of fractures through which mineralizing solutions could pass through the unit. The skarn occurs entirely within the Gabbs Formation and probably comprises all three members though the exact contacts are indistinct.

Thick, consistent hornfelsed tuffs and argillites overlie the Gabbs skarn sequence. Locally, these lithologies can host significant pyrite mineralization. The basal portion consists of thin bedded garnet / diopside skarn, similar to the Gabbs skarn assemblage. However, this unit is separated from the Gabbs skarn by a distinct, traceable weathering contact. The upper contact with the hornfels is abrupt.

Higher in the succession a massive garnet skarn, overlain by thinner bedded garnet / diopside layers hosts the old
Mayflower Mine. This skarn grades into a tan, sandy limestone to the southeast. Grey to black, thinnly bedded argillites overlie the skarn horizon and tend to be unaltered. These units mapped as members of the Sunrise
Formation.

Towards the western edge of the Central Zone, a small brecciated and hematitic carbonate unit outcrops. This unit appears to be fault related and postdates the mineralizing event(s). Another outcrop of hematitic dolomite occurs at the eastern

                                8

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edge of the area, straddling a fault gully
separating the Central and North Zones. This unit hosts numerous jasperoid veins up to several feet thick. The jasperoid contains fine grained silica, hematite, goethite, limonite and some oxide copper.

The Central and South Zones are transected by a series of granodiorite porphyry sills and dikes. Copper mineralization appears to be genetically and spatially related to the intrusive sills and dikes.

STRUCTURE:
----------

On average, bedding planes indicate that the majority of the rock units strike east-northeast with gentle dips of approximately 35 degrees to the south (075 degrees/-35 degrees S)
The property has been affected by block faulting, with steeply dipping faults developed roughly parallel to the bedding. Steep, sub-vertical faults exhibit post mineral movement which consistently down drops the north side of the blocks by as much as 50 -200 feet. The faults are believed to be associated with the major basin and range fault systems which formed the Soda Springs Valley floor to the west of the property.

ALTERATION:
-----------

The calc-silicate skarnification of the Gabbs Formation is recognized as the earliest stage of alteration affecting the property. The skarnification occurred very early in the genesis of the deposits and appears to control copper mineralization. It is widely accepted that block faulting opened channels through

                                9

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the Luning and Gabbs Formations, allowing hydrothermal fluids to percolate throughout the more brittle Gabbs Formation and producing the skarn assemblage. The Gabbs Formations, a succession of mostly impure porous, carbonate bearing siltstones and sandstones, provides an ideal horizon for widespread alteration (skarn) and low grade mineral enrichment.

In old mine workings in the Luning Formation, high grade copper mineralization, with intense serpentine-talc-garnet-magnetite alteration, is localized along steep fissures.
This style of mineralization is essentially confined to the fault structures due to the massive nature of the limestones and dolomites of the Luning.

MINERALIZATION:
---------------

In a report on the property for Kookaburra, J. Nebocat
(Nebocat) notes that Conoco completed mineralogical analysis of the rocks in the area, indicating that chrysocolla is the dominant oxide copper mineral found in the Long Shot Ridge seposit. Malachite, neotocite and azurite are also noted (Nebocat). Goethite was also identified by Conoco in microprobe analysis of core samples.

Late stage quartz and carbonate veins cut the deposit with varying orientations, these generally tend to be less than an inch in thickness. At least some of the carbonate has been remobilized from unaltered sections of the deposits and the underlying Luning Formation.

Copper is the principal economic mineral in the area, however, several sampling programs (Amax 1981, Todilto
Exploration and Development 1983 and Great

                                10

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Basin Exploration & Mining 1992) were directed at evaluating the precious metal potential of this area. Results indicate the presence of anomalous gold and silver values from rock chip samples collected on the property. Table 2 summarizes the results of the surface sampling programs. Gold values greater than 200 ppb and silver values returning greater than 30 ppm are highlighted. Figure 2 (page 9), shows all the sample locations, with the exception of the samples collected by Great Basin for which no location map was provided.

In all, out of a total of 63 rock samples collected on the surface of the claims, 16 (25%) returned anomalous values for gold or silver. Gold values ranged from trace amounts to a high of 681 ppb. Silver values range from trace to a high of 550 ppm.

                                11

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MINERAL RESOURCE ESTIMATES:
---------------------------

The most advanced project in terms of resource evaluation
is the Long Shot Ridge deposit. Both Conoco and Kookaburra
completed separate resource estimates on this deposit. The
Long Shot Ridge deposit  is predominantly a copper oxide
deposit, believed to be amenable to SX-EW extraction. The
Conoco and Kookaburra estimates are supported by two
estimates completed by independent engineers, (Nebocat,
1992 and Cowdery, 1993).   All the estimates are in close
agreement and were completed using manual methods. Results of the last estimate (Cowdery) are stated as:

17.7 Million Tons @ 0.57% Cu.

Kookaburra press releases refer to a mineral resource for the Santa Fe South property, consisting of the Copper Queen and Champion deposits. Copper, as both oxide and sulphide ores are hosted in this skarn deposit and Kookaburra refers to potential molybdenum and gold credits in association with the copper based on limited drill hole analysis.
Kookaburra states that the Santa Fe South deposit potentially hosts:

142.0 Million Tons @ 0.35-0.40% Cu

It should be noted that to the authors' knowledge, no independent verification of the resource estimate of the Santa Fe South deposit has been completed.

                                12

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EXPLORATION POTENTIAL:
----------------------

There is little doubt that the New York Canyon has significant potential for increasing the copper resource.
In particular, the Long Shot Ridge deposit appears to be amenable to SX-EW processing of the ore. (Nebocat) refers to metallurgical testwork by Conoco indicating recoveries of approximately 80%. The remainder of the property offers good copper sulphide potential. A significant area remains largely untested, providing an opportunity to increase the copper resources of the property.

Based on the results of limited surface sampling, the property does have some potential for precious metal enrichment. Although it is unlikely that a "stand alone" gold or silver deposit exists, there is good potential to enhance the overall NPV of the existing copper resources with potential gold and / or silver mineralization.

The potential for the property to host significant gold and silver content is based on the following observations:

1.	Silver production was realized from this district and
from operating mines on the property in the past;

2.	Anomalous gold and silver values have been identified
from surface rock sampling programs;

3.	The Santa Fe Gold Mine (Homestake), lies approximately
5 miles south-southeast of the Kleinebar claims.

                                13

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4.	The structural, geological and chemical conditions
that caused the skanification and deposited low grade copper enrichment, are also favorable conditions for the deposition of gold and silver mineralization.

5.	With the exception of a limited number of surface (and
drill samples), the property remains largely untested for precious metal potential.

CONCLUSIONS AND RECOMMENDATIONS:

Based on the review of the available documentation, it is the writer's opinion that the New York Canyon properties of Kleinebar Resources offer an excellent opportunity for both improving the existing copper resource and developing additional value from gold and / or silver mineralization.

The property has been affected by favorable geological conditions for copper, gold and silver deposition. The claims remain largely untested for gold and silver mineralization, even though historic information indicates anomalous gold and silver values from surface rock chip samples.

The limited exploration program proposed by Kleinebar is highly recommended. In particular, the collection of an additional 150 samples will further determine the potential for gold and silver associated with the copper mineralization on the property.

                                14

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REFERENCES:
-----------

Nebocat, John	Report on the Geology and Ore Reserve
                  Estimate of the Longshot Ridge Copper Oxide
                  Deposit.	June, 1992

Cowdery, P.H.	Report on the Longshot Ridge Copper Oxide
                  Project	April, 1993

Ross, D.C.	      Geology and Mineral Deposits of Mineral
                  County Nevada	USGS Bulletin #58, 1961


                                15

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AUTHOR"S CERTIFICATE:
---------------------

The undersigned hereby states that:

1.	Is a resident of British Columbia, currently residing
at 12161-228th Street, Maple Ridge, B.C., Canada, V2X
6M2;

2.	Graduated from Mount Allison University with a B.Sc.
in Geology in 1982;

3.	has practiced professionally as an exploration and
mining geologist continuously since graduation;

4.	does not own or expect to receive any interest
(direct, indirect or contingent) in the property described herein, nor in the securities of the Issurer in respect of services rendered in the preparation of this report;

5.	has not conducted a site visit to the property
described herein;

6.	has not independently verified any of the analytical
and / or reserve estimates referred to in this report.



Wes Hanson							June 17, 1999

                                16

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                             Table 1
-------------------------------------------------------------------
            "Historic Gold, Silver and Copper Production"
       "of the Santa FE mining district, Mineral County, Nevada"
-------------------------------------------------------------------
		 Ounces   Average  Ounces Average   Pounds	Average
Year	Tons	 Au	      grade	 Ag	   grade    Copper	grade
			     Au opt		  Ag opt		      Cu %
-------------------------------------------------------------------
1906	  7,000 1,685.24   0.24   2,857   0.41         0	0.00%
1907	  9,489 2,023.53   0.21   8,056   0.85   105,199	0.55%
1908	  2,143   713.10   0.33   3,102   1.45    24,334	0.57%
1909	    409   261.42   0.64  19,088  46.67    34,877	4.26%
1910	  1,120   151.08   0.13  10,022   8.95     3,521	0.16%
1911	    158    57.63   0.36   2,902  18.37     1,256	0.40%
1912	  3,080   352.14   0.11  17,415   5.65   311,559	5.06%
1913	  9,087    76.22   0.01  14,358   1.58   646,812	3.56%
1914	  1,426    20.51   0.01   4,313   3.02   190,193	6.67%
1915	  2,726   144.47   0.05   6,802   2.50   384,258	7.05%
1916	 17,665    59.09   0.00  46,755   2.65 2,547,058	7.21%
1917	 19,932    97.17   0.00  50,007   2.51 2,590,756	6.50%
1918	 12,897    46.09   0.00  42,012   3.26 1,923,259	7.46%
1919	    534     0.14   0.00   2,008   3.76    85,470	8.00%
1920	    157     8.50   0.05   1,717  10.94     1,018	0.32%
1921 	    206   249.17   1.21   1,600   7.77        27	0.01%
1922 	    204   159.96   0.78   2,079  10.19       372	0.09%
1923	     37     1.31   0.04     527  14.24         0	0.00%
1924	     13     1.22   0.09     319  24.54        48	0.18%
1925	     50     4.71   0.09   2,469  49.38         0	0.00%
1926	      0     0.00   0.00       0   0.00         0	0.00%
1927	    175    35.44   0.20   1,736   9.92    22,310	6.37%
1928	    350   188.58   0.54   1,809   5.17     6,251	0.89%
1929	    317    28.15   0.09   1,358   4.28    29,130	4.59%
1930	      7    18.37   2.62      23   3.29         0	0.00%
1931	      0     0.00   0.00       0   0.00         0	0.00%
1932	      0     0.00   0.00       0   0.00         0	0.00%
1933	      0     0.00   0.00       0   0.00         0	0.00%
1934	    145    49.53   0.34     518   3.57         0	0.00%
1935      219    90.18   0.41     170   0.78        51	0.01%
=================================================================
Totals 89,546 6,522.95   0.07 244,022   2.73 8,907,759	4.97%
-----------------------------------------------------------------

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                             Table 2

Summary of Surface Rock Sampling of the New York Canyon Area

Amax                                Todilto Exp & Dev.
------------------------------------------------------------------
Sample #  Au ppb  As ppm  Sb ppm    Sample #  Au ppb  Ag ppm
------------------------------------------------------------------
B42056        10      87    46.0    388           65     1.2

B42057        10     115    44.0    389          185     8.3

B42058        70     243    69.5    390           90    38.0

B42059        60     161    61.0    391          350    42.0

B42061        10      83    12.0    392          150    18.8

B42062       100      96    89.0    393          400    32.0

B42063        20     126    55.5    394          210    45.0

B42064        10     130    62.0    395          600   165.0

B42065        50       8      Tr    396           25     0.4

B42066        20     323    22.0    397           25     1.7

B42067        20      76    45.0    398          140    44.0

B42068        40     761    60.5    399          150    18.8

B42069       100      64    33.0    400           25     1.7

B42071        10      25     0.5    401          250     3.7

B42072        Tr     183    18.0    402          105    83.0

B42073       110     187   129.5    403           25     7.0

B42074       220     309   146.0    404          200   550.0

B42075      540      791   235.0    405           95   160.0

B42076       20       67    58.0    406          500   138.0

B42077      220     2174   698.0

B42078       10       20    85.0

B42079       20       28    35.5

B42081       10       46     1.5

B42082       10       46     2.5

B42083       10        9      Tr

B42084       10       38     1.5

B42085       Tr       14      Tr

B42086       10       71     3.0

B42087       10       19     0.5

B42088       10       32     2.0

B42089       Tr       23     1.0

B42091       70     1046   150.0

B42092      360      295    24.0

B42093       10      167     5.5

B42094       10       29     1.0

B42095       10       16     0.5

B42096       10       24     1.0
------------------------------------------------------------------


               Great Basin Exploration & Mining
------------------------------------------------------------------
Sample #  Au ppb  Ag ppm  As ppm  Cu ppm  Pb ppm  Sb ppm  Zn ppm
------------------------------------------------------------------
K1           681    30.2    1780   16000      15      10     211

K2            91     3.2     328    5600      21     172     360

K3             7     0.6      12     780       4       4      40

K4            87     8.1       6   12000       2      Tr     261

K5             4     0.7     123     820     260      28     390

K6             6     1.1      65     520       7      Tr      22

K7             5     1.2       8    2360       1      Tr      33
------------------------------------------------------------------